                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------
                                   SCHEDULE TO

                             (AMENDMENT NO.1)

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               VENTIV HEALTH, INC.

                       (Name of Subject Company (Issuer))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    922793104

                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                            -------------------------

             ERAN BROSHY                                   COPIES TO:
DIRECTOR AND CHIEF EXECUTIVE OFFICER               KENNETH G. ALBERSTADT, ESQ.
         VENTIV HEALTH, INC.                      WOLLMUTH MAHER & DEUTSCH LLP
     1114 AVENUE OF THE AMERICAS                  500 FIFTH AVENUE, SUITE 1200
       NEW YORK, NEW YORK 10036                     NEW YORK, NEW YORK 10110
             (212) 768-8000                              (212) 382-3300

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE:

        TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
             $16,057,422                                   $1,477.28


* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,217,876 shares of common stock of Ventiv Health, Inc. having a weighted average exercise price of $7.24 will be exchanged pursuant to this offer
** Previously paid.


     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             Not applicable.
Form or Registration No.:           Not applicable.
Filing party:                       Not applicable.
Date filed:                         Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

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Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]





































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                                   SCHEDULE TO

                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Ventive Health, Inc. with the Securities and Exchange Commission on May 1, 2002, relating to our offer to eligible employees and consultants to exchange options to purchase shares of our common stock, par value $0.01 per share, upon the terms and subject to the conditions described in the Offer to Exchange date May 1, 2002.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 12. EXHIBITS.

     (a)  (1) Amended Offer to Exchange dated May 13, 2002.**

          (2)  Form of Instruction Letter.*

          (3)  Form of Summary Q&A.*

          (4)  Form of Memo to Option Holders.*

          (5)  Amended Form of Election Form.**

          (6)  Form of Notice of Change in Election From Accept to Reject.*

          (7)  Form of Notice of Change in Election From Reject to Accept.*

          (8)  Form of Notice of New Options Grant.**

          (9) Amendment No. 1 to Ventiv Health, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on April 30, 2002 and incorporated herein by reference.

          (10) Ventiv Health, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

          (11) Calculation of Ratio of Earnings to Fixed Charges.**

     (b)  Not applicable.

     (d) (1) Ventiv Health, Inc. 1999 Stock Option Plan. Filed as Exhibit 10.4 to Amendment No. 3 to the Company's Registration Statement on Form 10 filed with the Securities and Exchange Commission on September 21, 1999 and incorporated herein by reference.


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          (2)  Form of Non Qualified Stock Option Agreement pursuant to the
               Ventiv Health, Inc. 1999 Stock Option Plan.*

     (g)  Not applicable.

     (h)  Not applicable.

* Previously filed.
** Filed herewith.




































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                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            VENTIV HEALTH, INC.

                                            /s/ Eran Broshy
                                            ------------------------
                                            Eran Broshy
                                            Director and Chief Executive Officer


Date: May 13, 2002































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                                INDEX TO EXHIBITS

NUMBER
EXHIBIT   DESCRIPTION
-------   -----------

(a)(1)    Amended Offer to Exchange dated May 13, 2002.**

(a)(2)    Form of Instruction Letter.*

(a)(3)    Form of Summary Q&A.*

(a)(4)    Form of Memo to Option Holders.*

(a)(5)    Amended Form of Election Form.**

(a)(6)    Form of Notice of Change in Election From Accept to Reject.*

(a)(7)    Form of Notice of Change in Election From Reject to Accept.*

(a)(8)    Form of Notice of New Options Grant.**

(a)(9) Amendment No. 1 to Ventiv Health, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on April 30, 2002 and incorporated herein by reference.

(a)(10) Ventiv Health, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

(a)(11)   Calculation of Ratio of Earnings to Fixed Charges.**

(d)(1) Ventiv Health, Inc. 1999 Stock Option Plan. Filed as Exhibit 10.4 to the Company's Amendment No. 3 to the Registration Statement on Form 10 filed with the Securities and Exchange Commission on September 21, 1999 and incorporated herein by reference.

(d)(2) Form of Non Qualified Stock Option Agreement pursuant to the Ventiv Health, Inc. 1999 Stock Option Plan.*

* Previously filed.
** Filed herewith.








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